SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Reynolds American Inc.
_____________________________________________

(Name of Issuer)

Common Stock (par value $0.0001 per share)
_____________________________________________

(Title of Class of Securities)

761713106
______________________

(CUSIP Number)

December 31, 2004
_____________________________________________
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761713106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BROWN & WILLIAMSON HOLDINGS, INC. ; IRS IDENTIFICATION NO. 61-0144470
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 61,952,762 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 61,952,762 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,952,762 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.0%
12.	TYPE OF REPORTING PERSON CO
(1) Brown & Williamson Holdings, Inc. (“B&W”) is the record and beneficial owner of 61,952,762 shares of Reynolds American Common Stock. British American Tobacco p.l.c. is the beneficial owner of such shares by virtue of its indirect ownership of all of the equity and voting power of B&W.

CUSIP NO. 761713106
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRITISH AMERICAN TOBACCO P.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 61,952,762 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 61,952,762 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,952,762 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.0%
12.	TYPE OF REPORTING PERSON CO
(1) Brown & Williamson Holdings, Inc. (“B&W”) is the record and beneficial owner of 61,952,762 shares of Reynolds American Common Stock. British American Tobacco p.l.c. is the beneficial owner of such shares by virtue of its indirect ownership of all of the equity and voting power of B&W.

Item 1(a). Name of Issuer:

REYNOLDS AMERICAN INC.

Item 1(b). Address of Issuer’s Principal Executive Offices:

401 NORTH MAIN STREET
WINSTON-SALEM, NC 27102

Item 2(a). Name of Persons Filing:

BROWN & WILLIAMSON HOLDINGS, INC.
BRITISH AMERICAN TOBACCO P.L.C.

Item 2(b). Address of Principal Business Office or, if none, Residence:

BROWN & WILLIAMSON HOLDINGS, INC.
103 FOULK ROAD, SUITE 117
WILMINGTON, DE 19803

BRITISH AMERICAN TOBACCO P.L.C.
GLOBE HOUSE
4 TEMPLE PLACE
LONDON WC2R 2PG

Item 2(c). Citizenship:

BROWN & WILLIMSON HOLDINGS, INC. — DELAWARE
BRITISH AMERICAN TOBACCO P.L.C. — ENGLAND AND WALES

Item 2(d).    Title of Class of Securities:

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

Item 2(e).           CUSIP Number:

761713106

Item 3.       If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check with the person filing is a:

[ ] Broker or dealer registered under section 15 of the Act

[ ] Bank as defined in section 3(a)(6) of the Act

[ ] Insurance company as defined in section 3(a)(19) of the Act

[ ] Investment company registered under section 8 of the Investment Company Act of 1940

[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

[ ] A group, in accordance with §240.13d-1(b)(1)(ii)(J).

     NOT APPLICABLE

Item 4.  Ownership

           (a).    Amount beneficially owned:

                    SEE THE RESPONSES TO ITEM 9 ON THE ATTACHED COVER PAGES.

           (b).    Percent of Class:

             SEE THE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGES.

  (c).      Number of shares as to which such per son has:

(i). Sole power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGES.

(ii). Shared power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGES.

(iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGES.

(iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGES.

Item 5.  Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [  ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company or Control Person

SEE FOOTNOTE 1 ON THE ATTACHED COVER PAGES.

Item 8.       Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.  Notice of Dissolution of Group

NOT APPLICABLE

Item 10.    Certifications

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2005

BROWN & WILLIAMSON HOLDINGS, INC.

By:
/s/ Andrew T. Panaccione
Name: Andrew T. Panaccione
Title: Secretary

BRITISH AMERICAN TOBACCO P.L.C.,

By:
/s/ Paul A. Rayner
Name: Paul A. Rayner
Title: Finance Director